# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIGO ENERGY, INC., CIK 0001855447
CUSIP: 88675P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 983 UNIVERSITY AVENUE, SUITE B, LOS GATOS, California (CA), 95032
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000899140-23-000722
Filed by CIK 0001375534

## Reporting persons
- Generation IM Climate Solutions GP Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,658,857; sole dispositive power 0; shared dispositive power 1,658,857; aggregate amount beneficially owned 1,658,857 (2.35% of the class)
- Generation Investment Manager LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,658,857; sole dispositive power 0; shared dispositive power 1,658,857; aggregate amount beneficially owned 1,658,857 (2.35% of the class)
- GENERATION IM CLIMATE SOLUTIONS FUND, L.P.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,658,857; sole dispositive power 0; shared dispositive power 1,658,857; aggregate amount beneficially owned 1,658,857 (2.35% of the class)

## Item 1. Issuer
Name of issuer: TIGO ENERGY, INC.
Address of issuer's principal executive offices: 983 UNIVERSITY AVENUE,SUITE B,LOS GATOS,CA,95032

## Item 2. Person Filing
Name of person filing:
Generation IM Climate Solutions GP Ltd

Generation Investment Manager LLP

GENERATION IM CLIMATE SOLUTIONS FUND, L.P.
Address of principal business office or, if none, residence: 20 Air Street, 7th Floor, London, W1B 5AN, United Kingdom
Citizenship: E9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1658857
Percent of class: 2.35
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1658857
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1658857

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Generation IM Climate Solutions GP Ltd: /s/ Peter Huber, Director (02/13/2026)
- Generation Investment Manager LLP: /s/ Alexander Marshall, General Counsel & Chief Compliance Officer (02/13/2026)
- GENERATION IM CLIMATE SOLUTIONS FUND, L.P.: /s/ Peter Huber, Director (02/13/2026)